As filed with the Securities and Exchange Commission on July 18, 2002
                                                      Registration No. 333-82417
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                           GRAFTECH INTERNATIONAL LTD.
             (Exact Name of Registrant as Specified in Its Charter)
                                   ----------


           Delaware                                     06-1385548
(State or other jurisdiction of          (I.R.S. Employer identification number)
incorporation or organization)

                            BRANDYWINE WEST BUILDING
                          1521 CONCORD PIKE, SUITE 301
                           WILMINGTON, DELAWARE 19803
                                 (302) 778-8227
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                              --------------------

                             KAREN G. NARWOLD, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           GRAFTECH INTERNATIONAL LTD.
                            BRANDYWINE WEST BUILDING
                          1521 CONCORD PIKE, SUITE 301
                           WILMINGTON, DELAWARE 19803
                                 (302) 778-8227
           (Name and address, including zip code and telephone number, including area code, of agent for service)

                              --------------------

                               COPY REQUESTED TO:
                             M. RIDGWAY BARKER, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA
                              281 TRESSER BOULEVARD
                           STAMFORD, CONNECTICUT 06901

                              --------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|


      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.|X|


      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|


      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

                               ------------------

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                         ------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 2 to Registration Statement on Form S-3 of GrafTech International Ltd. ("we" or "us") is to update the Selling Stockholder section. A fully updated prospectus is being filed herewith. Shares of Common Stock were previously registered under our Registration Statement on Form S-3, No. 333-26097, which is hereby combined with this Registration Statement pursuant to Rule 429 under the Securities Act.

                                2,806,501 SHARES

                           GRAFTECH INTERNATIONAL LTD.

                                  COMMON STOCK
                                ($.01 par value)

         This Prospectus may be used by certain Selling Stockholders, identified in this prospectus, for the offer and sale of up to 2,806,501 shares of our Common Stock.

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

         All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.

         Our corporation was formed under the laws of the State of Delaware on November 24, 1993. Our corporate offices are located at Brandywine West Building, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, and our telephone number is (302) 778-8227.

         Our Common Stock is traded on the NYSE under the symbol "GTI." On July 17, 2002 the closing sale price of the Common Stock, as reported by the NYSE, was $9.92 per share.


                              --------------------

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 15.

                             --------------------



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is July 18, 2002.

         No broker, dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any of the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation in such jurisdiction.

                              AVAILABLE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission). You may read and copy any of the information on file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the filed documents can be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web Site is http://www.sec.gov.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") that we filed with the Commission under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Prospectus may also be obtained at the Commission's Web Site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold.

     1. Our Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K"), as filed with the Commission on March 20, 2001, except for Items 6, 7 and 8 therein;

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "March 10-Q"), as filed with the Commission on May 14, 2002, except for Items 1, 2 and 3 therein;

     3. Our Current Report on Form 8-K, as filed with the Commission on January 28, 2002;

     4. Our Current Report on Form 8-K, as filed with the Commission on February 11, 2002;

     5. Our Current Report on Form 8-K, as filed with the Commission on February 19, 2002;

     6. Our Current Report on Form 8-K, as filed with the Commission on April 23, 2002;

     7. Our Current Report on Form 8-K, as filed with the Commission on May 1, 2002;

     8. Our Current Report on Form 8-K, as filed with the Commission on May 1, 2002;

     9. Our Current Report on Form 8-K, as filed with the Commission on May 2, 2002;

     10. Our Current Report on Form 8-K, as filed with the Commission on May 7, 2002;

     11. Our Current Report on Form 8-K, as filed with the Commission on May 7, 2002;

     12. Our Current Report on Form 8-K, as filed with the Commission on May 9, 2002;

     13. Our Current Report on Form 8-K, as filed with the Commission on May 24, 2002;

     14. The portions of the Proxy Statement for our 2002 Annual Meeting that have been incorporated by reference into the 2001 10-K;

     15. Our Registration Statement on Form S-4, as amended (No. 333-87302), as filed with the Commission on May 31, 2002;

     16. The description of the Common Stock, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated July 28, 1995 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description; and

     17. The description of the Rights, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated September 10, 1998 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         You can request, and we will send to you without charge, copies of documents that are incorporated by reference in this Prospectus but which are not delivered to you (other than exhibits to such documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning the Company at: GrafTech International Ltd., Brandywine West Building, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, (302) 778-8227.

         You should rely on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward looking statements. In addition, from time to time, we or our representatives have made or may make forward looking statements orally or in writing. These include statements about such matters as: future production and sales of steel, aluminum, fuel cells, electronic devices and other products that incorporate our products or that are produced using our products; future prices and sales of and demand for graphite electrodes and our other products; future operational and financial performance of various businesses; strategic plans and programs; impacts of regional and global economic conditions; restructuring, realignment, strategic alliance, supply chain, technology development and collaboration, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial and capital projects; legal matters and related costs; consulting fees and related projects; potential offerings, sales and other actions regarding debt or equity securities of us or our subsidiaries; and future costs, working capital, revenue, business opportunities, values, debt levels, cash flow, cost savings and reductions, margins, earnings and growth. The words "will," "may," "plan," "estimate," "project," "believe," "anticipate," "intend," "expect," "should," "target," "goal" and similar expressions identify some of these statements.

         Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include:

          o the possibility that global or regional economic conditions affecting our products may not improve or may worsen;

          o the possibility that announced or anticipated additions to capacity for producing steel in electric arc furnaces, or announced or anticipated reductions in graphite electrode manufacturing capacity, may not occur;

          o the possibility that increased production of steel in electric arc furnaces or reductions in graphite electrode manufacturing capacity may not result in stable or increased demand for or prices or sales volume of graphite electrodes;

          o the possibility that economic or technological developments may adversely affect growth in the use of graphite cathodes in lieu of carbon cathodes in the aluminum smelting process;

          o the possibility of delays in or failure to achieve widespread commercialization of proton exchange membrane fuel cells which use natural graphite materials and components and the possibility that manufacturers of proton exchange membrane fuel cells using those materials or components may obtain those materials or components or the natural graphite used in them from other sources;

          o the possibility of delays in or failure to achieve successful development and commercialization of new or improved electronic thermal management or other products;

          o the possibility of delays in meeting or failure to meet contractually specified development objectives and the possible inability to fund and successfully complete expansion of manufacturing capacity to meet growth in demand for new or improved products, if any;

          o the possibility that we may not be able to protect our intellectual property or that intellectual property used by us infringes the rights of others;

          o the occurrence of unanticipated events or circumstances relating to pending antitrust investigations, lawsuits or claims;

          o the commencement of new investigations, lawsuits or claims relating to the same subject matter as the pending investigations, lawsuits or claims;

          o the possibility that the lawsuit against our former parents initiated by us could be dismissed or settled, our theories of liabilities or damages could be rejected, material counterclaims could be asserted against us, legal expenses and distraction of management could be greater than anticipated, or unanticipated events or circumstances may occur;

          o the possibility that expected cost savings from our 2002 new major cost savings plan, including our POWER OF ONE initiative and the shutdown of certain of our facilities or other cost savings efforts, will not be fully realized;

          o the possibility that anticipated benefits from the realignment of our businesses into two new divisions may be delayed or may not occur;

          o the possibility that the corporate realignment of our subsidiaries may not be completed when anticipated or at all and that, as a result, the anticipated benefits therefrom may not be achieved when anticipated or at all;

          o the possibility that we may incur unanticipated health, safety or environmental compliance, remediation or other costs or experience unanticipated raw material or energy supply, manufacturing operation or labor difficulties;

          o the occurrence of unanticipated events or circumstances relating to strategic plans or programs or relating to corporate realignment, restructuring, strategic alliance, supply chain, technology development, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial or capital projects;

          o changes in interest or currency exchange rates, changes in competitive conditions, changes in inflation affecting our raw material, energy or other costs, development by others of substitutes for some of our products and other technological developments;

          o the possibility that changes in financial performance may affect our compliance with financial covenants or the amount of funds available for borrowing under our senior secured bank credit facilities (the "SENIOR FACILITIES"); and

          o other risks and uncertainties, including those described elsewhere or incorporated by reference in this Prospectus.

         Occurrence of any of the events or circumstances described above could also have a material adverse effect on our business, financial condition, results of operations or cash flows.

         We can give no assurance that any future transaction about which forward looking statements may be made will be completed or as to the timing or terms of any such transaction.

         All subsequent written and oral forward looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements.

                                   THE COMPANY

         We are one of the world's largest manufacturers and providers of high quality natural and synthetic graphite- and carbon-based products and services, offering energy solutions to industry-leading customers worldwide. We manufacture graphite and carbon electrodes and cathodes, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture other natural and synthetic graphite and carbon products used in, and provide services to, the fuel cell power generation, electronics, semiconductor and transportation markets. We believe that we have the leading market share in all of our major product lines. We have over 100 years of experience in the research and development of graphite and carbon technology, and currently hold numerous patents related to this technology.

         We are a global business, selling our products and engineering and technical services in more than 70 countries. We have 13 manufacturing facilities strategically located in Brazil, Mexico, South Africa, France, Spain, Russia and the U.S., and a planned joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals and satisfaction of other conditions, is expected to commence operations in 2003. Our customers include industry leaders such as Nucor Corporation and Arcelor in steel, Alcoa Inc. and Pechiney in aluminum, Ballard Power Systems in fuel cells, Intel Corporation in electronics, MEMC Electronic Materials, Inc. in semiconductors and The Boeing Company in transportation. In 2001, our net sales were $654 million and our as adjusted EBITDA was $130 million. EBITDA, for this purpose, means operating profit (loss), plus depreciation, amortization, impairment losses on long-lived and other assets, impairment losses on investments, inventory write-downs and that portion of restructuring charges (credits) applicable to non-cash asset write-offs. Adjusted EBITDA, for this purpose, means EBITDA plus the cash portion of restructuring charges (credits), charges (credits) for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims, securities class actions and stockholder derivative lawsuits, the charge related to the withdrawn public offering by Graftech Inc. and the charges in connection with the corporate realignment of our subsidiaries. We believe that EBITDA and Adjusted EBITDA are generally accepted as providing useful information regarding a company's ability to incur and service debt. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Our method for calculating EBITDA or Adjusted EBITDA may not be comparable to methods used by other companies.

         In June 1998, we began to implement management changes, which resulted in a new senior management team. Since then, this management team has:

         LOWERED COSTS. We have delivered total recurring annualized run rate cost savings of $132 million by the end of 2001 under a global restructuring and rationalization plan originally announced in September 1998 and completed at the end of 2001. Cost saving achievements include a 15% reduction in our average graphite electrode production cost per metric ton since the 1998 fourth quarter and a 20% reduction in overhead since 1998. Cost of sales and overhead savings represent about 70% of the $132 million, with the balance being interest savings. In January 2002, we announced a new major cost savings plan that targets more than $80 million of further total recurring annual cost savings by 2004 (for a three-year cumulative total of $200 million in cost savings under the 2002 plan).

         REDUCED DEBT. From the end of 1998 through 2001, we reduced total debt and other long term obligations by over $200 million, $91 million of which represents the net proceeds from our public offering of common stock in July 2001.

         REALIGNED OUR BUSINESSES TO MAXIMIZE VALUE. In 2001, we realigned our businesses into two new operating divisions, our Graphite Power Systems Division and our Advanced Energy Technology Division. We believe that the realignment will allow each division to develop and implement strategies uniquely designed to maximize the value of its businesses, enter into strategic alliances and identify and implement manufacturing and sales rationalization and cost savings initiatives. We also believe that the realignment will allow us to identify opportunities to improve efficiencies in intellectual property management, global cash management and other corporate services. To reflect our new emphasis on graphite and carbon technology, our new competitive strategy and our new corporate vision, we requested and our stockholders approved a change in the name of UCAR International Inc. to GrafTech International Ltd.

                                  OUR DIVISIONS

GRAPHITE POWER SYSTEMS DIVISION

         Our Graphite Power Systems Division manufactures and delivers high quality graphite and carbon electrodes and cathodes and related services that are key components of the conductive power systems used to produce steel, aluminum and other non-ferrous metals. Graphite electrodes are consumed in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills." Graphite electrodes are also consumed in refining steel in ladle furnaces and in other smelting processes. Carbon electrodes are used in the production of silicon metal, a raw material primarily used in the manufacture of aluminum. Graphite and carbon cathodes are used in aluminum smelting.

         During 2001, net sales of this division, which represented 80% of our total net sales, were $525 million, with gross profit of $147 million. Despite difficult economic conditions during 2001, this division maintained a gross profit margin of about 28%.

         Because of its strong competitive position, we believe that this division is well positioned to benefit from the expected cyclical recovery in the production of steel and other metals.

         LOW COST SUPPLIER. We believe that our graphite electrode production cost structure is and will continue to be the lowest of all major producers. We believe that our network of state-of-the-art manufacturing facilities in diverse geographic regions, including Brazil, Mexico, South Africa, France, Spain and Russia, coupled with our planned joint venture manufacturing facility located in China, provides us with significant operational flexibility and an important cost advantage. We have aggressively reduced our graphite electrode production costs by closing higher cost facilities and redeploying much of that capacity to our larger, lower cost, strategically located facilities. Completed actions include the shutdown of graphite electrode manufacturing capacity in Canada, Germany and the U.S., coupled with incremental expansion of graphite electrode manufacturing capacity in Mexico, South Africa and Spain.

         LEADING MARKET SHARE. We are one of only two global producers of graphite and carbon electrodes and cathodes. We believe that this division has the leading market share in all of its major product lines.

         SIGNIFICANT BARRIERS TO ENTRY. We believe that the barriers to entrants in the graphite and carbon electrode industries are high. There have been no significant entrants since 1950. We estimate that our average capital investment to incrementally increase our annual graphite electrode manufacturing capacity would be less than 10% of the initial investment for "greenfield" capacity. We also believe that production of these materials requires a significant amount of expertise and know-how, which we believe is difficult for entrants to replicate in order to compete effectively.

         GRAPHITE ELECTRODES ARE USED IN THE HIGHER LONG TERM GROWTH SECTOR OF THE STEEL INDUSTRY. Graphite electrodes accounted for about 79% of this division's net sales during 2001. Graphite electrodes are consumed in the production of steel in "mini-mills." "Mini-mills" constitute the higher long term growth sector of the steel industry. Worldwide electric arc furnace steel production grew from about 14% of total steel production in 1970 to about 33% of total steel production in 2001.

         To maintain our strong competitive position, we have instituted a number of strategic initiatives to improve the cost structure, increase the revenues and maximize the cash flow generated by this division. These strategic initiatives include:

         PURSUING COST SAVINGS. We are focused on continuous cost improvement. We believe that key actions identified under our new major cost savings plan will enable us to reduce our average graphite electrode production cost by an additional 15% by 2004 as compared to 2001. These actions include:

          o the mothballing of our graphite electrode manufacturing capacity in Caserta, Italy, completed during the 2002 first quarter, ahead of schedule, combined with the redeployment of much of that capacity to our larger, lower cost graphite electrode manufacturing facilities in Mexico, France and Spain; and

          o the delivery of the balance of the full benefits from the completed closure of our U.S. graphite electrode manufacturing operations.

         LEVERAGING OUR GLOBAL PRESENCE WITH INDUSTRY LEADING CUSTOMERS. Capitalizing on our global leadership position and the continuing consolidation within the steel and other metals industries, we are prioritizing our sales and marketing efforts toward the world's larger global steel and other metals producers. These efforts focus on offering consistently high quality electrodes and technical services on a global basis at competitive prices.

         We believe that, as a result of these efforts and our diverse geographic locations, we are the producer of graphite electrodes best positioned to serve the global graphite electrode purchasing requirements of these steel producers. We believe that we have increased our market share of graphite electrodes sold to the ten largest electric arc furnace steel producers by about 4 percentage points in 2001 as compared to 2000. In 2001, six of our top ten graphite electrode customers were among the ten largest purchasers of graphite electrodes worldwide. To further strengthen our competitive advantage and expand our global manufacturing presence, we have entered into and begun performance under an agreement with Jilin Carbon Joint Stock Company, Ltd. ("JILIN") to form a joint venture, which, subject to receipt of required Chinese governmental approval and satisfaction of other conditions, is expected to produce and sell high quality graphite electrodes in China.

         We have a strategic alliance with Pechiney in the cathode business, which has allied us with the recognized world leader in aluminum smelting technology and which we believe positions us as the quality leader in the low cost production of high quality graphite cathodes. We believe that our graphite cathode technology will enable us to incrementally increase our market share of graphite cathodes sold upon the commencement of operation of the new, more efficient aluminum smelting furnaces that are being built, even as older furnaces are being shut down. Our cathode capacity is sold out for balance of 2002 and into the beginning of 2003.

         DELIVERING EXCEPTIONAL AND CONSISTENT QUALITY AND SERVICE. We believe that our products are among the highest quality available. We continue to work diligently to improve the quality and uniformity of our products on a worldwide basis, providing significant production efficiencies for our customers and the flexibility to source most orders from the facility that optimizes our profitability. We have a strong commitment to provide a high level of technical service to our customers, with more technical service engineers located in more countries than any of our competitors. We believe that we have the most extensive technical and customer service organization in our industry, which we use strategically to service key customers to our competitive advantage.

ADVANCED ENERGY TECHNOLOGY DIVISION

         Our Advanced Energy Technology Division develops, manufactures and sells high quality, highly engineered natural and synthetic graphite- and carbon-based energy technologies, products and services for both established and high-growth-potential markets. We currently sell these products primarily to the transportation, chemical, petrochemical, fuel cell power generation and electronic thermal management markets. In addition, we provide cost effective technical services for a broad range of markets and license our proprietary technology in markets where we do not anticipate engaging in manufacturing ourselves. During 2001, net sales of this division were $129 million, with gross profit of $38 million and gross profit margin of 29.6%.

         We are the world's leading manufacturer of natural graphite-based products, including flexible graphite. Flexible graphite is an excellent gasket and sealing material that to date has been used primarily in high temperature and corrosive environments in the automotive, chemical and petrochemical markets. Advanced flexible graphite can be used in the production of materials, components and products for proton exchange membrane fuel cells and fuel cell systems, electronic thermal management applications, industrial thermal management applications and battery and supercapacitor power storage applications. Our synthetic graphite- and carbon-based products range from established products, such as graphite and carbon refractories, graphite molds and rocket nozzles and cones, to new carbon composites used in the fuel cell power generation and electronic thermal management markets.

         We believe that the strengths of this division include:

          o    developing intellectual property;

          o developing and commercializing prototype and next generation products and services; and

          o establishing strategic alliances with leading customers and suppliers as well as key technology focused companies.

         We are leveraging our strengths to build the value of this division through the development and commercialization of proprietary technologies into high-growth-potential markets. We believe that our two largest growth opportunities are in the fuel cell power generation and electronic thermal management markets.

         Since December 2000, this division has entered into strategic alliances with Ballard Power Systems, the world's leader in fuel cell development, and two leading chip makers in electronic thermal management. This division has also entered into a strategic alliance with Conoco Inc. for carbon fiber technology and manufacturing services.

                               RECENT DEVELOPMENTS

         NEW MAJOR COST SAVINGS PLAN. In January 2002, we announced a new major cost savings plan designed to generate cost savings to strengthen our balance sheet. The key elements of the 2002 plan include:

          o the rationalization of graphite electrode manufacturing capacity at our higher cost facilities and the incremental expansion of capacity at our lower cost facilities;

          o the redesign and implementation of changes in our U.S. benefit plans for active and retired employees, which has been completed;

          o the implementation of work process changes, including consolidating and streamlining order fulfillment, purchasing, finance and accounting, and human resource processes, along with the identification and implementation of outsourcing opportunities;

          o    additional plant and corporate overhead cost reductions; and

          o the corporate realignment of our subsidiaries, consistent with the operational realignment of our divisions, to generate significant tax savings.

         We estimate that the 2002 plan will generate cumulative cost savings of about $45 million by the end of 2002, $120 million by the end of 2003 and $200 million by the end of 2004, and recurring annual cost savings of $80 million by the end of 2004. We expect that cost of sales and overhead savings will account for about 75% of the $80 million, with the balance being interest and tax savings. These savings are additive to those which we achieved by the end of 2001 under the global restructuring and rationalization plan that we originally announced in September 1998 and that is now completed. We delivered total recurring annualized run rate cost savings of $132 million by the end of 2001 under the 1998 plan. We estimate that the aggregate cash cost to implement the cost savings initiatives of the 2002 plan will be about $20 million. We estimate that the capacity expansion will cost an additional $15 million.

         ANNOUNCED ASSET SALES. We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. We estimate that the pre-tax, cash proceeds from these sales will total $75 million by the end of 2003. The non-strategic businesses contributed net sales of about $25 million in 2001.

         ISSUANCE OF INITIAL SENIOR NOTES. In February 2002, GrafTech Finance Inc., our wholly owned special purpose finance subsidiary, issued $400 million aggregate principal amount of its 10 1/4% Senior Notes due 2012 (the "SENIOR Notes"). We used $314 million of the net proceeds to repay term loans under the Senior Facilities and the balance of the net proceeds to reduce the outstanding balance under our revolving credit facility. After such repayment, the aggregate principal amount due on the term loans are: no payments in 2002, 2003 or 2004, $26 million in 2005, $26 million in 2006 and $164 million in 2007.

         ISSUANCE OF ADDITIONAL SENIOR NOTES. On May 6, 2002, GrafTech Finance issued $150 million of additional Senior Notes. $75 million of the net proceeds from the offering of the additional Senior Notes was used to reduce the outstanding balance under our revolving credit facility and the balance was used to repay term loans under the Senior Facilities. After such repayment, the aggregate principal payments due on the term loans are: no payments in 2002, 2003, 2004, 2005, 2006 and $131 million in 2007.

         RECENT BANK AMENDMENTS. In connection with the February 2002 issuance of the Senior Notes, the Senior Facilities were amended to, among other things, permit us to issue the Senior Notes and use the net proceeds as described above.

         In connection with this amendment, our maximum permitted leverage ratio substantially increased, our minimum required interest coverage ratio substantially decreased and the manner in which those ratios are calculated was changed to provide us more flexibility (with full availability of our revolving credit facility) with respect to, among other things, the lawsuit initiated by us against our former parents and the provision of security for antitrust fines.

         In connection with the issuance of the additional Senior Notes in May 2002, the Senior Facilities were amended to, among other things, permit us to issue the additional Senior Notes and use the net proceeds as described above. In connection with this amendment, our financial covenants were changed to provide us with more flexibility and the maximum amount available under our revolving credit facility will be reduced from (euro)250 million to (euro)200 million. At March 31, 2002, on an as adjusted basis after giving effect to the offering of the additional Senior Notes and the application of the estimated net proceeds, the outstanding balance under our revolving credit facility would have been nil.

         OTHER MATTERS. We believe that satisfactory progress is being made on the planned asset sales, which are part of the 2002 plan, and that successful completion of those asset sales would strengthen our balance sheet. We maintain our aggressive net debt (total debt less cash, cash equivalents and short-term investments) goal of $500 million by the end of 2004 and have a nearer term target of $600 million by the end of 2003 or earlier, pending planned asset sales.

         In addition, as previously announced, we are implementing interest rate management initiatives to seek to minimize our interest expense and optimize our portfolio of fixed and variable interest rate obligations. In connection with those initiatives, we recently entered into a ten year interest rate swap for a notional amount of $200 million to effectively convert that amount of fixed rate debt to variable rate debt. We are targeting interest expense of $60 million for 2002, essentially the same as 2001.

         In January 2002, we finalized discussions with the U.S. Department of Justice to restructure the payment schedule for the remaining amount due on our 1998 antitrust fine (an aggregate of $57.5 million at April 30, 2002). Previously, we were scheduled to make payments of $18 million in the 2002 second quarter and $21 million in both the 2003 and 2004 second quarters. The revised payment schedule requires a $2.5 million payment in 2002 (which has been timely made), a $5.0 million payment in 2003 and, beginning with the 2004 second quarter, quarterly payments ranging from $3.25 million to $5.375 million through the 2007 first quarter. Interest will begin to accrue on the unpaid balance, commencing with the 2004 second quarter, at the statutory rate of interest then in effect. In January 2002, the statutory rate of interest was 2.13% per annum.

         We are a Delaware corporation. Our principal executive offices are located at Brandywine West, 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, and our telephone number at that location is (302) 778-8227. We maintain a web site at http://www.graftechinternational.com, our subsidiary, Graftech Inc., maintains a web site at http://www.graftech.com and our High Tech High Temp business unit maintains a web site at http: //www.HT2.com. The information contained on these web sites is not part of this prospectus.

         On May 7, 2002, we changed our name from UCAR International Inc. to GrafTech International Ltd.

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS OR BUSINESS. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS OR BUSINESS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

WE ARE DEPENDENT ON THE GLOBAL STEEL AND OTHER METALS INDUSTRIES. OUR RESULTS OF OPERATIONS MAY DETERIORATE DURING GLOBAL AND REGIONAL ECONOMIC DOWNTURNS.

         Our principal product, graphite electrodes, which accounted for about 63% of our total net sales in 2001, is sold primarily to the electric arc furnace steel production industry. Many of our other products are sold primarily to other metals industries and the transportation industry. These are global basic industries, and customers in these industries are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects demand for, and prices of, our products sold to these industries. Accordingly, we are directly affected by changes in global and regional economic conditions.

         In addition, demand for our products sold to these industries may be adversely affected by improvements in those products as well as in the manufacturing operations of customers, which reduce the rate of consumption or use of our products for a given level of production by our customers. We estimate that the average rate of consumption of graphite electrodes per metric ton of steel produced (called "SPECIFIC CONSUMPTION") declined from about 4.3 kilograms of graphite electrodes per metric ton of steel produced in 1990 to about 2.4 kilograms per metric ton in 2001. While we believe that the rate of decline of specific consumption over the long term has become lower, we believe that there was a slightly more significant decline in 2001 than would otherwise have been the case due to the shutdown of older, less efficient electric arc furnaces due to the severe downturn affecting the steel industry.

         As a result of global and regional economic conditions, reductions in rates of consumption and other factors, demand for our graphite electrodes and some of our other products sold to these industries has fluctuated significantly and prices have declined since 1998. These circumstances reduced our net sales and net income.

         Throughout 1998 and the 1999 first quarter, electric arc furnace steel production declined as a result of adverse global and regional economic conditions. A recovery began in the 1999 second quarter that lasted through mid-2000. Beginning in mid-2000, economic conditions began to weaken in North America, becoming more severe in the 2000 fourth quarter.

         The economic weakening in North America became more severe in 2001. In addition, the impact of the economic weakness in North America on other regional economies became more severe during 2001. This global economic weakness was exacerbated by the impact on economic conditions of the terrorist acts in the U.S. in September 2001. We believe that worldwide electric arc furnace steel production declined in 2001 by 2% as compared to 2000 (to a total of 275 million metric tons, about 33% of total steel production). This weakness continued into the 2002 second quarter.

         These fluctuations in electric arc furnace steel production resulted in corresponding fluctuations in demand for graphite electrodes. Overall pricing worldwide was weak. Although we implemented increases in local currency selling prices of our graphite electrodes in 2000 and early 2001 in Europe, the Asia Pacific region, the Middle East and South Africa, we have not been able to maintain all of these price increases. We continue to face pricing pressures worldwide.

         Demand and prices for most of our other products sold to other metals and the transportation industries were adversely affected by the same global and regional economic conditions that affected graphite electrodes.

         We believe that business conditions for most of our products (other than cathodes) will remain challenging through 2002 and that a recovery in the metals and transportation industries will not occur until the 2002 second half, at the earliest.

         We cannot assure you that the electric arc furnace steel production industry will continue to be the higher long term growth sector of the steel industry or that the other metals or transportation industries served by us will experience stability, growth or recovery from current economic conditions affecting them. Accordingly, we cannot assure you that there will be stability or growth in demand for or prices of graphite electrodes or our other products sold to these industries. An adverse change in global or certain regional economic conditions could materially adversely affect us.

ANY SUBSTANTIAL GROWTH IN NET SALES, CASH FLOW FROM OPERATIONS OR NET INCOME OF OUR ADVANCED ENERGY TECHNOLOGY DIVISION DEPENDS PRIMARILY ON SUCCESSFULLY DEVELOPING, INTRODUCING AND SELLING GRAPHITE AND CARBON TECHNOLOGY AND PRODUCTS FOR EMERGING APPLICATIONS ON A PROFITABLE BASIS. IF WE ARE NOT SUCCESSFUL, WE WILL NOT ACHIEVE OUR PLANNED GROWTH.

         Our planned growth depends on successful and profitable development and sale of:

          o materials and components for proton exchange membrane fuel cells and fuel cell systems;

          o electronic thermal management products, including thermal interface products, heat spreaders, heat sinks and heat pipes, for computer, communications, industrial, military, office equipment and automotive electronic applications;

          o fire retardant products for transportation applications and building and construction materials applications;

          o industrial thermal management products for high temperature process applications; and

          o conductive products for battery and supercapacitor power storage applications.

         Successful and profitable commercialization of technology and products is subject to various risks, including risks beyond our control, such as:

          o the possibility that we may not be able to develop viable products or, even if we develop viable products, that our products may not gain commercial acceptance;

          o the possibility that our commercially accepted products could be subsequently displaced by other technologies or products;

          o the possibility that, even if our products are incorporated in new products of our customers, our customers' new products may not become viable or commercially accepted or may be subsequently displaced;

          o the possibility that a mass market for commercially accepted products, or for our customers' products which incorporate our products, may not develop;

          o restrictions under our agreement with Ballard Power Systems on sales of our fuel cell materials and components to, and collaboration with, others; and

          o failure of our customers, including Ballard Power Systems, to purchase our products in the quantities that we expect.

         These risks could be impacted by adoption of new laws and regulations, changes in governmental programs, failure of necessary supporting systems (such as a fuel delivery infrastructure for fuel cells) to be developed, and consumer perceptions about costs, benefits and safety.

OUR FINANCIAL CONDITION COULD SUFFER IF WE EXPERIENCE UNANTICIPATED COSTS AS A RESULT OF ANTITRUST INVESTIGATIONS, LAWSUITS AND CLAIMS.

         Since 1997, we have been subject to antitrust investigations, lawsuits and claims. We recorded a pre-tax charge of $340 million against results of operations for 1997 and an additional pre-tax charge of $10 million against results of operations for the 2001 second quarter as a reserve for estimated potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims. We cannot assure you that remaining liabilities and expenses in connection with antitrust investigations, lawsuits and claims will not materially exceed the remaining uncommitted balance of the reserve or that the timing of payment thereof will not be sooner than anticipated. At March 31, 2002, $101 million remained in this unfunded reserve. The balance of this reserve is available for the remaining balance of the fine payable by us to the U.S. Department of Justice that was imposed in 1998 (excluding imputed interest thereon), the fines assessed against us by the antitrust authorities of the European Union and Korea and other matters. The aggregate amount of remaining committed payments payable to the U.S. Department of Justice for imputed interest at March 31, 2002 was about $9 million. Our insurance has not and will not materially cover liabilities that have or may become due in connection with antitrust investigations or related lawsuits or claims.

         If such liabilities or expenses materially exceed the remaining uncommitted balance of this reserve or if the timing of payment thereof is sooner than anticipated, we may not be able to comply with the financial covenants under the Senior Facilities. A failure to so comply, unless waived by the lenders thereunder, would be a default thereunder. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit the lenders to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities would permit the holders of our Senior Notes to accelerate the maturity of the Senior Notes. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, we could experience the consequences or be forced to take the actions described in the two following risk factors and the lenders and holders could proceed against the collateral securing the Senior Facilities and the Senior Notes, respectively, and exercise all other rights available to them. We cannot assure you that we would be able to obtain any such waiver on acceptable terms or at all.

WE ARE HIGHLY LEVERAGED AND OUR SUBSTANTIAL DEBT AND OTHER OBLIGATIONS COULD LIMIT OUR FINANCIAL RESOURCES, OPERATIONS AND ABILITY TO COMPETE AND MAY MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC EVENTS.

         We are highly leveraged, and we have substantial obligations in connection with antitrust investigations, lawsuits and claims. At December 31, 2001, we had total debt of $638 million and a stockholders' deficit of $332 million. At March 31, 2002, we had a total debt of $696 million and a stockholders deficit of $343 million. A substantial portion of our debt has variable interest rates. In addition, we typically discount or factor a substantial portion of our accounts receivable. During 2001, certain of our subsidiaries sold receivables totaling $223 million, of which we estimate that $45 million was outstanding at December 31, 2001. During the 2002 first three months, certain of our subsidiaries sold receivables totaling $42 million, of which we estimate that $38 million was outstanding at March 31, 2002. We are dependent on our revolving credit facility, the availability of which depends on continued compliance with the financial covenants under the Senior Facilities, for liquidity.

         Our high leverage and our antitrust related obligations could have important consequences, including the following:

          o our ability to restructure or refinance our debt or obtain additional debt or equity financing for payment of these obligations, or for working capital, capital expenditures, acquisitions, strategic alliances or other general corporate purposes, may be impaired in the future;

          o a substantial portion of our cash flow from operations must be dedicated to debt service and payment of these antitrust related obligations, thereby reducing the funds available to us for other purposes;

          o an increase in interest rates could result in an increase in the portion of our cash flow from operations dedicated to servicing our debt, in lieu of other purposes;

          o we may have substantially more leverage and antitrust related obligations than certain of our competitors, which may place us at a competitive disadvantage; and

          o our leverage and our antitrust related obligations may hinder our ability to adjust rapidly to changing market conditions or other events and make us more vulnerable to insolvency, bankruptcy or other adverse consequences in the event of a downturn in general or certain regional economic conditions or in our business or in the event that these obligations are greater, or the timing of payment is sooner, than expected.

OUR ABILITY TO SERVICE OUR DEBT AND MEET OUR OTHER OBLIGATIONS DEPENDS ON CERTAIN FACTORS BEYOND OUR CONTROL.

         Our ability to service our debt and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including certain factors beyond our control such as, among other things, changes in global and regional economic conditions, developments in antitrust investigations, lawsuits and claims involving us, changes in our industry, changes in interest or currency exchange rates and inflation in raw materials, energy and other costs.

         If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

          o    reduce or delay capital expenditures;

          o    sell assets or businesses;

          o limit or discontinue, temporarily or permanently, business plans, activities or operations;

          o    obtain additional debt or equity financing; or

          o    restructure or refinance debt.

         We cannot assure you as to the timing of such actions or the amount of proceeds that could be realized from such actions. Accordingly, we cannot assure you that we will be able to meet our debt service and other obligations as they become due or otherwise.

WE ARE SUBJECT TO RESTRICTIVE COVENANTS UNDER OUR SENIOR FACILITIES AND THE INDENTURE RELATING TO OUR SENIOR NOTES. THESE COVENANTS COULD SIGNIFICANTLY AFFECT THE WAY IN WHICH WE CONDUCT OUR BUSINESS. OUR FAILURE TO COMPLY WITH THESE COVENANTS COULD LEAD TO AN ACCELERATION OF OUR DEBT.

         The Senior Facilities and the indenture relating to our Senior Notes (the "INDENTURE") contain a number of covenants that, among other things, significantly restrict our ability to:

          o    dispose of assets;

          o    incur additional indebtedness;

          o repay or refinance other indebtedness or amend other debt instruments;

          o    create liens on assets;

          o    enter into leases or sale/leaseback transactions;

          o    make investments or acquisitions;

          o    engage in mergers or consolidations;

          o make certain payments and investments, including dividend payments; and

          o make capital expenditures or engage in certain transactions with subsidiaries and affiliates.

         The Senior Facilities also require us to comply with specified financial covenants, including minimum interest coverage and maximum leverage ratios. In addition, pursuant to the Senior Facilities, we cannot borrow under our revolving credit facility:

          o if the aggregate amount of our payments made (excluding certain imputed interest) and additional reserves created in connection with antitrust, securities and stockholder derivative investigations, lawsuits and claims exceed $340 million by more than $75 million (which $75 million is reduced by the amount of certain debt, other than the Senior Notes, incurred by us that is not incurred under the Senior Facilities, $24 million of which debt was outstanding at March 31, 2002); or

          o if the additional borrowings would cause us to breach the financial covenants contained therein.

         Further, substantially all of our assets in the U.S. are pledged to secure guarantees of the Senior Facilities by our domestic subsidiaries. In addition, our principal foreign operating subsidiaries are obligors under intercompany term notes and guarantees of those notes issued to GrafTech Finance that are pledged to secure the Senior Notes. Our Swiss subsidiary is an obligor under an intercompany revolving note and our principal foreign subsidiaries are guarantors of that note. Such note and guarantees are pledged to secure the Senior Facilities. Most of the assets of the obligors under that intercompany revolving note and the related guarantees, which constitute a majority of our assets outside the U.S., are pledged to secure that note and those guarantees.

         We are currently in compliance with the covenants contained in the Senior Facilities and the Indenture. However, our ability to continue to comply may be affected by events beyond our control. The breach of any of the covenants contained in the Senior Facilities, unless waived by the lenders, would be a default under the Senior Facilities. This would permit the lenders to accelerate the maturity of the Senior Facilities. It would also permit the lenders to terminate their commitments to extend credit under our revolving credit facility. This would have an immediate material adverse effect on our liquidity. An acceleration of maturity of the Senior Facilities would permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes. A breach of the covenants contained in the Indenture would also permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes. Acceleration of maturity of the Senior Notes would permit the lenders to accelerate the maturity of the Senior Facilities and terminate their commitments to extend credit under our revolving credit facility. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, we could be forced to take the actions described in the preceding risk factor and the lenders and holders could proceed against the collateral securing the Senior Facilities and the Senior Notes, respectively, and exercise all other rights available to them. We cannot assure you that we would have sufficient funds to make these accelerated payments or that we would be able to obtain any such waiver on acceptable terms or at all.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN MULTIPLE COUNTRIES.

         We have significant international operations. In 2001, about 70% of our net sales was derived from sales outside of the U.S., and, at December 31, 2001, about 74% of our total property, plant and equipment and other long-lived assets was located outside the U.S. In addition, we have entered into and begun performance under an agreement with Jilin to form a joint venture which, subject to receipt of Chinese governmental approval and satisfaction of other conditions, is expected to produce and sell high quality graphite electrodes. As a result, we are subject to risks associated with operating in multiple countries, including:

          o currency devaluations and fluctuations in currency exchange rates, including impacts of transactions in various currencies, translation of various currencies into dollars for U.S. reporting purposes, and impacts on results of operations due to the fact that costs of our foreign subsidiaries for our principal raw material, petroleum coke, are incurred in dollars even though their products are primarily sold in other currencies;

          o    imposition of or increases in customs duties and other tariffs;

          o imposition of or increases in currency exchange controls, including imposition of or increases in limitations on conversion of various currencies into dollars or euros, making of intercompany loans by subsidiaries or remittance of dividends, interest or principal payments or other payments by subsidiaries;

          o imposition of or increases in revenue, income or earnings taxes and withholding and other taxes on remittances and other payments by subsidiaries;

          o imposition or increases in investment restrictions and other restrictions or requirements by non-U.S. governments;

          o inability to definitively determine or satisfy legal requirements, inability to effectively enforce contract or legal rights and inability to obtain complete financial or other information under local legal, judicial, regulatory, disclosure and other systems; and

          o nationalization and other risks which could result from a change in government or other political, social or economic instability.

         We cannot assure you that such risks will not have a material adverse effect on us in the future.

         In general, our results of operations and financial condition are affected by inflation in each country in which we have a manufacturing facility. We maintain operations in Brazil, Russia and Mexico, countries which have had in the past, and may have now or in the future, highly inflationary economies, defined as cumulative inflation of about 100% or more over a three calendar year period. We cannot assure you that future increases in our costs will not exceed the rate of inflation or the amounts, if any, by which we may be able to increase prices for our products.

OUR ABILITY TO GROW AND COMPETE EFFECTIVELY DEPENDS ON PROTECTING OUR INTELLECTUAL PROPERTY, INCLUDING THAT RELATING TO FUEL CELL POWER GENERATION, ELECTRONIC THERMAL MANAGEMENT AND OTHER IDENTIFIED OPPORTUNITIES. FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR PLANNED GROWTH.

         Failure to protect our intellectual property may result in the loss of the exclusive right to use our technologies. We rely on patent, trademark and trade secret law to protect our intellectual property. Our issued patents relating to fuel cell power generation and electronic thermal management applications, which we believe are particularly important to our planned growth, will expire at various times between 2004 and 2018. Some of our intellectual property is not covered by any patent or patent application. Our patents are subject to complex factual and legal considerations, and there can be uncertainty as to the validity, scope and enforceability of any particular patent. Accordingly, we cannot assure you that:

          o any of the U.S. or foreign patents now or hereafter owned by us, or that third parties have licensed to us or may in the future license to us, will not be circumvented, challenged or invalidated;

          o any of the U.S. or foreign patents that third parties have licensed to us or may license to us in the future will not be licensed to others; or

          o any of our pending or future patent applications will be issued at all or with the breadth of claim coverage sought by us.

In addition, effective patent, trademark and trade secret protection may be unavailable, limited or not applied for in some foreign countries in which we operate.

         Our ability to maintain our proprietary intellectual property may be achieved in part by prosecuting claims against others whom we believe are infringing upon our rights and by defending against claims of intellectual property infringement brought by others against us. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting development of sales of the related products and diverting the efforts of our technical and management personnel, regardless of the outcome of such litigation.

         We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach or that such partners or employees will not assert rights to intellectual property arising out of these relationships.

         If necessary or desirable, we may seek licenses to intellectual property of others. However, we can give no assurance that we will obtain such licenses or that the terms of any such licenses will be acceptable to us.

         The failure to obtain a license from a third party for its intellectual property that is necessary to make or sell any of our products could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

OUR CURRENT AND FORMER MANUFACTURING OPERATIONS ARE SUBJECT TO INCREASINGLY STRINGENT HEALTH, SAFETY AND ENVIRONMENTAL REQUIREMENTS.

         We use and generate hazardous substances in our manufacturing operations. In addition, both the properties on which we currently operate and those on which we have ceased operations are and have been used for industrial purposes. Further, our manufacturing operations involve risks of personal injury or death. We are subject to increasingly stringent environmental, health and safety laws and regulations relating to our current and former properties and neighboring properties and our current operations. These laws and regulations provide for substantial fines and criminal sanctions for violations and sometimes require the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution and decrease the likelihood of injuries. In addition, we may become subject to potentially material liabilities for the investigation and cleanup of contaminated properties and to claims alleging personal injury or property damage resulting from exposure to or releases of hazardous substances or personal injury as a result of an unsafe workplace. In addition, noncompliance with or stricter enforcement of existing laws and regulations, adoption of more stringent new laws and regulations, discovery of previously unknown contamination or imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could be material.

WE ARE DEPENDENT ON SUPPLIES OF RAW MATERIALS AND ENERGY AT AFFORDABLE PRICES. OUR RESULTS OF OPERATIONS COULD DETERIORATE IF THAT SUPPLY IS SUBSTANTIALLY DISRUPTED FOR AN EXTENDED PERIOD.

         We purchase raw materials and energy from a variety of sources. In many cases, we purchase them under short term contracts or on the spot market, in each case at fluctuating prices. The availability and price of raw materials and energy may be subject to curtailment or change due to:

          o limitations which may be imposed under new legislation or governmental regulations;

          o suppliers' allocations to meet demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather);

          o    interruptions in production by suppliers; and

          o    market and other events and conditions.

         Petroleum products, including petroleum coke, our principal raw material, and energy, particularly natural gas, have been subject to significant price fluctuations. Over the past several years, we have mitigated the effect of price increases on our results of operations through our cost reduction efforts. We cannot assure you that such efforts will successfully mitigate future increases in the price of petroleum coke or other raw materials or energy. A substantial increase in raw material or energy prices which cannot be mitigated or passed on to customers or a continued interruption in supply, particularly in the supply of petroleum coke or energy, would have a material adverse effect on us.

OUR RESULTS OF OPERATIONS COULD DETERIORATE IF OUR MANUFACTURING OPERATIONS WERE SUBSTANTIALLY DISRUPTED FOR AN EXTENDED PERIOD.

         Our manufacturing operations are subject to disruption due to extreme weather conditions, floods and similar events, major industrial accidents, strikes and lockouts, and other events. We cannot assure you that no such events will occur. If such an event occurs, it could have a material adverse effect on us.

OUR RESULTS OF OPERATIONS FOR ANY QUARTER ARE NOT NECESSARILY INDICATIVE OF OUR RESULTS OF OPERATIONS FOR A FULL YEAR.

         Sales of graphite electrodes and other products fluctuate from quarter to quarter due to such factors as changes in global and regional economic conditions, changes in competitive conditions, scheduled plant shutdowns by customers, national vacation practices, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants and changes in customer order patterns in response to the announcement of price increases. We have experienced, and expect to continue to experience, volatility with respect to demand for and prices of graphite electrodes and other products, both globally and regionally.

         We have also experienced volatility with respect to prices of raw materials and energy, and it has frequently required several quarters of cost reduction efforts to mitigate increases in those prices. We expect to experience volatility in such prices in the future.

         Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year.

THE GRAPHITE AND CARBON INDUSTRY IS HIGHLY COMPETITIVE. OUR MARKET SHARE, NET SALES OR NET INCOME COULD DECLINE DUE TO VIGOROUS PRICE AND OTHER COMPETITION.

         Competition in the graphite and carbon products industry (other than with respect to new products) is based primarily on price, product quality and customer service. Graphite electrodes, in particular, are subject to rigorous price competition. Price increases by us or price reductions by our competitors, decisions by us with respect to maintaining profit margins rather than market share, technological developments, changes in the desirability or necessity of entering into long term fixed price supply contracts with customers, or other competitive or market factors or strategies could adversely affect our market share, net sales or net income.

         Competition with respect to new products is, and is expected to be, based primarily on product innovation, performance and cost effectiveness as well as customer service.

         Competition could prevent implementation of price increases, require price reductions or require increased spending on research and development, marketing and sales that could adversely affect our results of operations, cash flows or financial condition.

WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY IMPLEMENT ANY STRATEGIC ALLIANCES FOR ANY OF OUR BUSINESSES.

         One of our key strategies is establishment and expansion of strategic alliances to reduce our average cost of sales, expand our share of various geographic markets, expand our product lines or technology, or strengthen our businesses. We cannot assure you that any alliance will be completed or as to the timing, terms or benefits of any alliance that may be completed.

WE MAY NOT BE ABLE TO COMPLETE OUR PLANNED ASSET SALES.

         We intend to sell real estate, non-strategic businesses and certain other non-strategic assets over the next two years. We cannot assure you if or when we will be able to complete these sales or that we will realize proceeds therefrom that meet our current expectations.

WE CANNOT ASSURE YOU THAT THE CORPORATE REALIGNMENT OF OUR SUBSIDIARIES WILL BE COMPLETED IN THE 2002 FIRST HALF.

         We are currently in the process of realigning the corporate organizational structure of our subsidiaries, which we expect to be substantially completed in the 2002 first half. We cannot assure you that the realignment will be completed on a timely basis or at all. If completion is delayed or the realignment is not completed, we may not achieve some of our targeted cost savings when anticipated or at all.

WE MAY NOT ACHIEVE THE COST SAVINGS TARGETED UNDER THE 2002 PLAN.

         Our targeted cost savings under the 2002 plan are based on assumptions regarding the costs and savings associated with the activities undertaken and to be undertaken as part of the 2002 plan. We cannot assure you that these assumptions are correct or that we will be able to implement these activities at the anticipated costs, if at all. If the costs associated with these activities are higher than anticipated or if we are unable to implement the activities as and when we have assumed, we may not be able to meet our cost savings targets.

THERE ARE PROVISIONS IN SOME OF OUR IMPORTANT DOCUMENTS THAT COULD HAVE THE EFFECT OF PREVENTING A CHANGE IN CONTROL OF US.

         Our Certificate of Incorporation and By-Laws contain provisions concerning voting, issuance of preferred stock, removal of officers and directors and other matters that may have the effect of discouraging, delaying or preventing a change in control of us. In addition, our board of directors has adopted a stockholder rights plan that may have the same affect. Further, the Senior Facilities restrict certain events that would constitute a change in control and provide that certain events which would constitute a change in control would also constitute an event of default. We cannot assure you that we will have the financial resources necessary to repay the Senior Facilities upon the occurrence of such an event of default.

OUR STOCK PRICE MAY BE VOLATILE DUE TO THE NATURE OF OUR BUSINESS, WHICH COULD AFFECT THE SHORT-TERM VALUE OF YOUR INVESTMENT.

         The stock market has from time to time experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline or fluctuate, perhaps substantially, following this offering, including:

          o    failure to meet product development and commercialization goals;

          o    quarterly fluctuations in our results of operations;

          o net sales and results of operations failing to meet the expectations of securities analysts or investors;

          o downward revisions in securities analysts' revenue or earnings estimates or changes in general market conditions;

          o technological innovations or strategic actions by our competitors;

          o speculation in the press or investor perception concerning our industry or our prospects; or

          o    general economic factors unrelated to our performance.

         The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock.

         In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We could be involved in a securities class action litigation in the future. Such litigation could result in substantial costs and a diversion of management's attention and resources.

                              SELLING STOCKHOLDERS

         This Prospectus covers offers and sales from time to time by or on behalf of each Selling Stockholder of the Shares owned by each such Selling Stockholder. The following table sets forth, to the Company's knowledge, certain information relating to the Shares and the Selling Stockholders as of June 30, 2002. Any or all of the Shares listed may be offered for sale by the Selling Stockholders from time to time. As of June 30, 2002, the Company had 56,357,327 shares of Common Stock issued and outstanding.

                                                        Number of Shares of
                                 Number of Shares of      of Common Stock
                                    Common Stock            Which May Be      Number of Shares of
                                 Beneficially Owned    Offered and Sold by       Common Stock        Percentage of
                                   Prior to the            such Selling      Beneficially Owned   Outstanding Shares
    Selling Stockholder           Offering(a)(b)          Stockholder(a)       After Offering(c)    After Offering
    -------------------           --------------          --------------       -----------------    --------------

Corrado F. De Gasperis                293,077                 265,050               28,027                 *

Scott C. Mason                        340,543                 340,543                   --                 *

Karen G. Narwold                      221,954                 220,746                  708                 *

Gilbert E. Playford                 1,413,485               1,363,000               50,485                 *

Craig S. Shular                       409,923                 392,000               17,923                 *

R. Eugene Cartledge                    48,130                  48,130                   --                 *

Mary B. Cranston                       35,231                  35,231                   --                 *

John R. Hall                           43,350                  43,350                   --                 *

Thomas Marshall                        49,700                  49,700                   --                 *

Ferrell P. McClean                     11,821                  11,821                   --                 *

Michael C. Nahl                        36,930                  36,930                   --                 *

------------

*        Represents holdings of less than one percent.


(a)      Includes shares subject to vested and unvested options as follows:



      Selling Stockholder           Vested Options           Unvested Options
      -------------------           --------------           ----------------
Corrado F. De Gasperis                 108,500                   135,000
Scott C. Mason                          65,000                   252,000
Karen G. Narwold                        77,579                   126,667
Gilbert E. Playford                    641,000                   533,000
Craig S. Shular                        165,000                   202,000
R. Eugene Cartledge                     27,330                     6,200
Mary B. Cranston                        27,031                     6,200
John R. Hall                            25,150                     6,200
Thomas Marshall                         28,100                     6,200
Ferrell P. McClean                          --                    10,321
Michael C. Nahl                         29,530                     6,200

(b)    Includes shares purchased on the open market, including as follows:


                Selling Stockholder               Shares
                -------------------               ------
          Corrado F. De Gasperis                     550
          Scott C. Mason                           1,000
          Gilbert E. Playford                     35,000
          Craig S. Shular                          5,000
          R. Eugene Cartledge                     14,600
          Mary B. Cranston                         2,000
          John R. Hall                            12,000
          Thomas Marshall                         15,400
          Ferrell P. McClean                       1,500
          Michael C. Nahl                          1,000

(c) Consists of shares beneficially owned under the UCAR Carbon Savings Plan and the GrafTech International Ltd. Compensation Deferral Program, with respect to which the selling stockholder disclaims beneficial ownership as follows:


                Selling Stockholder                  Securities
                -------------------                  ----------
          Corrado F. De Gasperis                       12,404
          Gilbert E. Playford                          39,682
          Craig S. Shular                              15,557

         Each such Selling Stockholder has been employed by the Company in various positions during the past three years, except (i) Mr. Mason, who joined the Company in April 2000 and (ii) Messrs. Cartledge, Hall, Marshall and Nahl and Ms. Cranston and Ms. McClean, each of whom is a director of GrafTech.

         The Selling Stockholders acquired (a) shares and options to purchase shares of Common Stock pursuant to grants under (i) the Company's Management Stock Option Plan, (ii) the Company's 1996 Mid-Management Equity Incentive Plan and the Company's 1995 Equity Incentive Plan, (iii) in the case of Messrs. Cartledge, Hall, Marshall and Nahl, under the Company's 1995 Directors Stock Plan and (iv) in the case of Mr. Playford, under grants of restricted stock and
(b) shares of Common Stock purchased on the open market or, in the case of Mr. Mason, the Company's Executive Employee Stock Purchase Program. The shares of Common Stock to be sold hereunder, other than those issued under the 1995 Directors Stock Plan and the grants of restricted stock or purchased on the open market or under the Executive Employee Stock Purchase Program, will be acquired upon the exercise of options.

                              PLAN OF DISTRIBUTION

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

         All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.

                                     EXPERTS

         The consolidated financial statements of GrafTech International Ltd. (formerly known as UCAR International Inc.) and subsidiaries as of and for the year ended December 31, 2001 incorporated by reference in this registration statement from our Registration Statement No. 333-87302 on Form S-4 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of GrafTech International Ltd. (formerly known as UCAR International Inc.) and subsidiaries as of December 31, 2000, and for each of the years in the two-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters in connection with the legality of the Shares have been passed upon for the Company by Kelley Drye & Warren LLP, Stamford, Connecticut.

                                    * * * * *

NO DEALER,  SALESPERSON  OR OTHER PERSON HAS
BEEN  AUTHORIZED TO GIVE ANY  INFORMATION OR
TO MAKE ANY  REPRESENTATION NOT CONTAINED IN
THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH
INFORMATION  OR  REPRESENTATION  MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY  OR ANY  SELLING  STOCKHOLDER.  THIS
PROSPECTUS  DOES NOT  CONSTITUTE AN OFFER TO
SELL OR A  SOLICITATION  OF AN  OFFER TO BUY
ANY OF THE SECURITIES  OFFERED HEREBY IN ANY
JURISDICTION  TO ANY  PERSON  TO  WHOM IT IS
UNLAWFUL   TO  MAKE   SUCH   OFFER  IN  SUCH
JURISDICTION.  NEITHER THE  DELIVERY OF THIS        GRAFTECH INTERNATIONAL LTD.
PROSPECTUS   NOR  ANY  SALE  MADE  HEREUNDER
SHALL, UNDER ANY  CIRCUMSTANCES,  CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE  AFFAIRS OF THE  COMPANY  SINCE THE DATE
HEREOF  OR THAT  THE  INFORMATION  CONTAINED
HEREIN IS CORRECT AS OF ANY TIME  SUBSEQUENT              2,806,501 Shares
TO ITS DATE.                                                Common Stock
                                                          ($.01 par value)




                                                              PROSPECTUS



                      TABLE OF CONTENTS

                                                      PAGE
                                                      ----

Available Information...................................2
Incorporation of Documents by Reference.................2
Forward-Looking Statements..............................5
The Company.............................................8
Risk Factors...........................................15
Selling Stockholders...................................27
Plan of Distribution...................................28
Experts................................................29
Legal Matters..........................................29

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, paid or to be paid in connection with the issuance and distribution of the securities being registered.

         SEC registration fee.........................            $0*
         Legal fees and expenses......................       $10,000**
         Accounting fees and expenses.................        $5,000**
         Miscellaneous................................        $4,000**
                  Total...............................       $19,000**

--------------------------------------------------------------------------------
(a)      A fee of $3,796.00 has already been paid.

**    Estimated.

         All expenses of such issuance and distribution will be paid by the registrant, other than transfer taxes relating to the sale of the securities registered hereby to be sold by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of the State of Delaware (the "Law") provides as follows:

         "(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

         (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

         Section 102(b)(7) of the Law provides as follows:

         "(b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

         (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with
Section 141(a) of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title."

         The Company maintains a director's and officer's liability insurance policy which indemnifies directors and officers for certain losses arising from claims by reason of a wrongful act, as defined therein, under certain circumstances.

         In addition, in response to this Item 15, the following information is incorporated by reference: the information included in the description of the registrant's capital stock contained in the registrant's Registration Statement on Form 8-A dated July 28, 1995, as updated by any amendment or report filed for the purpose of updating such description; the description of the rights contained in the registrant's Registration Statement on Form 8-A dated September 10, 1998, as updated by any amendment or report filed for the purpose of updating such description; Articles Tenth and Eleventh of the Amended and Restated Certificate of Incorporation of the registrant incorporated by reference as Exhibit 3.1 to this Registration Statement; and Article V of the Amended and Restated By-Laws of the registrant incorporated by reference as
Exhibit 3.2 to this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) The exhibits listed in the following table have been filed as part of this Registration Statement.

    EXHIBIT
    NUMBER                         DESCRIPTION OF EXHIBIT
    ------                         ----------------------

     4.1 GrafTech International Ltd. Management Stock Option Plan effective September 29, 1998 (Senior Management Version) (incorporated by reference to the Registration Statement of the Registrant on Form S-8 (File No. 333-82411)).

     4.2 Form of Non-Qualified Stock Option Agreement (incorporated by reference to the Registration Statement of the Registrant on Form S-1 (File No. 33-84850)).

     4.3 Form of Non-Qualified Stock Option Agreement Standard Option Version (incorporated by reference to the Annual Report on Form 10-K of the Registrant for the year ended December 31, 1998 (File No. 1-13888)).

     4.4 GrafTech International Ltd. 1996 Mid-Management Equity Incentive Plan effective as of February 6, 1996 (incorporated by reference to the Registration Statement of the Registrant on Form S-1 (File No. 333-1090)).

     4.5 GrafTech International Ltd. 1995 Directors Stock Plan effective as of August 15, 1995 (incorporated by reference to the Registration Statement of the Registrant on Form S-1 (File No. 33-94698)).

     4.6 First Amendment to such Directors Stock Plan effective September 1, 1995 (incorporated by reference to the Registration Statement of the Registrant on Form S-1 (File No. 333-1090)).

     4.7 Second Amendment to such Directors Stock Plan dated July 29, 1996 (incorporated by reference to the Quarterly Report of the Registrant for the quarter ended June 30, 1996 (File No. 1-13888)).

     4.8 Third Amendment to such Directors Stock Plan effective September 8, 1997 (incorporated by reference to the Annual Report of the Registrant on Form 10-K for the year ended December 31, 1997 (File No. 1-13888)).

     4.9 Fourth Amendment to such Directors Stock Plan effective April 8, 1997 (incorporated by reference to the Annual Report of the Registrant on Form 10-K for the year ended December 31, 1997 (File No. 1-13888)).

     4.10 Restricted Stock Agreement dated as of January 1, 2000 between GrafTech International Ltd. And Gilbert E. Playford (incorporated by reference to the Annual Report of the Registrant on Form 10-K for the year ended December 31, 2000 (File No. 1-13888)).

     4.11 GrafTech International Ltd. Executive Employee Stock Purchase Program (Senior Management Version) (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 (File NO. 1-13888)).

    EXHIBIT
    NUMBER                         DESCRIPTION OF EXHIBIT
    ------                         ----------------------
     4.12 GrafTech International Ltd. 1995 Equity Incentive Plan effective as of August 15, 1995 (incorporated by reference to the Registration Statement of the Registrant on Form S-1 (Registration No. 33-94698)).

     4.13 First Amendment to such Equity Incentive Plan dated July 29, 1996 (incorporated by reference to the Quarterly Report of the Registrant on Form 10-Q for the quarter ended June 30, 1996 (File No. 1-13888)).

     4.14 Amendment to such Equity Incentive Plan effective as of June 29, 2000 (incorporated by reference to the Annual Report of the Registrant for the year ended December 31, 2000 (File No. 1-13888)).

     5.1 Opinion of Kelley Drye & Warren LLP regarding the validity of the Securities originally registered (previously filed).

     5.2 Opinion of Kelley Drye & Warren LLP regarding the validity of the Securities registered subsequently (previously filed).

     23.1        Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).

     23.2        Consent of KPMG LLP.

     23.3        Consent of Kelley Drye & Warren LLP (included in Exhibit 5.2).

     23.4        Consent of Deloitte Touche LLP.

     24.1        Powers of Attorney.

         (b)      Financial Statement Schedules

         All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes thereto.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registrant Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware on this 18th day of July, 2002.

                          GRAFTECH INTERNATIONAL LTD.


                          By: /S/ CORRADO F. DE GASPERIS
                             ---------------------------------------------------
                               Name:  Corrado F. De Gasperis
                               Title: Vice President, Chief Financial Officer
                                      and Chief Information Officer

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


               SIGNATURES                                            TITLE                             DATE
               ----------                                            -----                             ----



                  *                                President, Chief Executive Officer and           July 18, 2002
--------------------------------------------                        Director
               Gilbert E. Playford                       (Principal Executive Officer)




       /S/ CORRADO F. DE GASPERIS                  Vice President, Chief Financial Officer and      July 18, 2002
--------------------------------------------               Chief Information Officer
           Corrado F. De Gasperis                   (Principal Financial and Accounting
                                                                  Officer)


                  *                                                Director                         July 18, 2002
--------------------------------------------
               R. Eugene Cartledge


                  *                                                 Director                        July 18, 2002
--------------------------------------------
                 Mary B. Cranston


                  *                                                 Director                        July 18, 2002
--------------------------------------------
                   John R. Hall


                  *                                                 Director                        July 18, 2002
--------------------------------------------
                 Thomas Marshall


                  *                                                 Director                        July 18, 2002
--------------------------------------------
                Ferrell P. McClean


                  *                                                 Director                        July 18, 2002
--------------------------------------------
                 Michael C. Nahl


*By    /S/ CORRADO F. DE GASPERIS
    ----------------------------------------
                  Attorney-in-fact


                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION                             PAGE NO.
-----------                   -----------                             --------
23.2                 Consent of KPMG LLP.
23.4                 Consent of Deloitte & Touche LLP.
24.1                 Powers of Attorney.